Exhibit 19.1

INSIDER TRADING POLICY

Revised February 2025

Harvard Apparatus Regenerative Technology, Inc. and its subsidiaries (collectively, the “Company”) are committed to complying with applicable securities regulations and maintaining the highest ethical standards. We prohibit the trading in Company securities while in possession of material non-public information about the Company by directors, employees, contractors, and part-time and temporary workers, immediate family and those who share a household with someone otherwise subject to this Policy.

Summary of Key Points

●

Trading in Company securities while in possession of material non-public information (“Inside Information”) is a violation of this Policy as well as federal and state laws regulating securities (“Securities Laws”), and is known as “insider trading”.

●	Individuals who engage in insider trading may be subject to consequences that include, among other things, imprisonment, fines, and termination of their relationship with the Company.

●	You are prohibited from trading in derivatives relating to the Company’s stock (for example, buying or selling puts or calls) or otherwise hedging the Company’s stock (for example, short selling).

●

The Company imposes Blackout Periods (explained below), both scheduled and unscheduled, during which you may not trade in Company securities. However, even outside of Blackout Periods, you must comply with all requirements under applicable Securities Laws and this Policy.

●	Designated Insiders (defined below) must obtain the Compliance Officer’s written permission prior to trading in Company securities, regardless of whether there is a Blackout Period in effect.

●

The Company’s principal financial officer is the Compliance Officer, except that with respect to proposed transactions by the Compliance Officer, all such transactions must be approved by the Company’s principal executive officer.

●

While this Policy is designed to assist you in avoiding violation of Securities Laws, it is your personal responsibility to comply with Securities Laws while trading in Company securities. If you are unsure whether any planned trading in Company securities is in compliance with this Policy and applicable Securities Laws, you should consult with the Compliance Officer.

Trading While in Possession of Material Non-Public Information Is Prohibited

While in possession of material non-public information, you may not offer to buy, sell, or otherwise transact in Company securities, including common stock, options and any other securities that the Company may issue, such as preferred stock, notes, bonds and convertible securities, as well as derivative securities. It is also a violation of this Policy and applicable Securities Laws to disclose Inside Information to another individual for the purpose of enabling that person to trade in Company securities on the basis of that Inside Information.

You are required to comply with all Securities Laws and are prohibited from misusing corporate information.

In the ordinary course of business, you may learn highly sensitive information regarding the Company and our activities. This information may not be adequately disclosed to the general public at the time you become aware of it, but nonetheless may be considered “material” to an investor’s decision about whether to trade in the Company’s securities.

It may be difficult to determine whether particular information is material or not. Although you may be entrusted with this information due to your relationship with the Company, the Inside Information is the property of the Company. Consequently, pursuant to this Policy as well as applicable Securities Laws, you may not use Inside Information for personal gain, either by trading in securities yourself, or through an agent, or by passing the information on to others to enable them to profit through trading.

This Policy was developed to provide you with an overview of the most significant aspects of insider trading. It also was developed generally to advise you of your legal responsibilities in handling Inside Information and the severe repercussions that may be imposed for any misuse of such information, including, among other things, imprisonment, fines, and termination of your relationship with the Company. However, it is your responsibility to comply with all Securities Laws when you trade in Company securities.

Other Prohibited Transactions

In order to avoid even the appearance of impropriety, you are prohibited from engaging in the following activities related to Company securities whether or not you are in possession of material non-public information:

●

Hedging Company Securities. This prohibition includes effecting any transaction designed to hedge or offset economic risks of owning Company securities. Hedging is highly speculative and may also create the appearance of a lack of confidence in the Company’s future prospects. Prohibited hedging activities include short sales of Company securities and selling security futures related to Company securities.

●	Trading in Options or Derivatives Related to Company Securities. These activities are highly speculative and prohibited by this Policy.

●

Purchases of Company Securities on Margin. You may not purchase Company securities on margin (i.e., borrowing money to fund the stock purchase). This prohibition does not apply to cashless exercises of employee stock options.

Non-Public Information

Non-public information is typically information that members of the investing public may not generally be able to access. It is important to note that even after information is disclosed to the general public or the market, such information still may be considered non-public until it has been widely disseminated to reach the market and investors generally (such as through a press release or a filing with the Securities and Exchange Commission) and the market has had sufficient time to absorb and respond to such information. For this reason, trading may not resume until at least two full trading days have passed after such disclosures have been made.

Material Information

In general, information is considered material if a reasonable investor would likely consider it to be significant in arriving at a decision to buy, sell, or hold the stock of a company or would view its disclosure as significantly altering the “total mix” of information available to such investors.

Information also is material if it would likely cause a change in the price of a company’s securities if such information became public. While it is not possible to outline all types of material information, the following matters should be considered prior to trading in Company securities:

✔	Financial results and reporting (including earnings guidance, revenues, expenses, earnings, earnings estimates, changes in debt ratings, extraordinary borrowings, and new sales or investment returns)
✔	Actual or anticipated signing of, or cancellation of, major contracts
✔	Potential mergers, acquisitions, divestitures, and restructuring activities
✔	Cybersecurity risks and incidents
✔	Changes in senior management or the Board of Directors

✔	Actual or threatened litigation, investigations, or related activities
✔	Information related to product releases, audits, regulatory certifications, defects, or recalls
✔	Offerings of Company securities

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on operations or stock price should it occur. Thus, information concerning an event that would have an effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small.

If you are in doubt about whether information you possess is considered material or non-public, you should consult the Company’s Compliance Officer.

Blackout Periods

To support compliance with Securities Laws and this Policy, you may not buy, sell, transfer, or otherwise trade in Company securities during a Blackout Period. Blackout Periods are imposed during times when individuals within the Company are likely to have Inside Information.

However, even during times when there is no Blackout Period, you may possess Inside Information, and are therefore prohibited from trading in Company securities at those times.

●	Scheduled Blackout Periods. The Company has designated four Scheduled Blackout Periods associated with the Company’s fiscal quarters and subsequent financial reporting and disclosures.

Blackout Beginning	Blackout Expiration
On the last calendar day of the final month in each fiscal quarter (currently March, June, September, and December).	After the completion of two full trading days following public release of the Company’s earnings.

If the Company’s financial reporting and disclosures are made after the start of any trading day, the Scheduled Blackout Period will not end until two full trading days have elapsed (beginning on the next trading day).

●

Special Blackout Periods. From time to time, the Company may institute additional Blackout Periods for all or a subset of directors or employees (a “Special Blackout Period”). The Compliance Officer, or his/her designee, will communicate the imposition or extension of a Special Blackout Period to all affected parties. Individuals subject to a Special Blackout Period may not disclose to anyone the fact that trading has been suspended, including other employees (who may themselves not be subject to the blackout), friends, or brokers. The imposition of a Special Blackout Period is to be treated as material non-public information.

Scheduled Blackout Period Exceptions

You must seek authorization from the Company’s Compliance Officer in writing in order to trade in Company securities during a Scheduled Blackout Period.

In particular, if you are not in possession of material non-public information, you may request an exception in the following circumstances:

●

Gifts and Related Transactions. This includes acquisitions, dispositions, and sales of Company securities for no consideration, including genuine gifts, inheritances, or transfers to family members or trusts.

Additional Restrictions for Designated Insiders

To support compliance with applicable Securities Laws and this Policy, the Company has identified specific individuals (collectively “Designated Insiders”) who must follow additional pre-clearance procedures and comply with additional trading restrictions. Designated Insiders include:

●	Members of the Company’s Board of Directors;

●	Section 16 Officers (those Company employees designated as Section 16 officers in writing by the Board of Directors); and

●	Any other person designated by the Compliance Officer in writing, after consultation with the Chief Financial Officer.

Pre-clearance Requirements:

Designated Insiders are required to obtain written pre-clearance from the Company’s Compliance Officer prior to issuing instructions to trade in Company securities at any time – even during an open trading window. In addition, Designated Insiders must obtain written pre-clearance from the Company’s Compliance Officer prior to authorizing any change in beneficial ownership in Company securities, including ownership changes through a gift to a charity or a transfer to a family trust.

Pre-clearance Conditions:

Designated Insiders may not provide instructions to engage in any transactions related to Company securities until and unless they receive written pre-clearance from the Company’s Compliance Officer. If the Designated Insider receives pre-clearance, the Designated Insider will have until the end of the fifth trading day following the date pre-clearance is received to provide instructions to take investment actions, unless otherwise noted by the Compliance Officer.

Transaction Completion Notification:

Designated Insiders must provide the Compliance Officer with written notice of the completion of any cleared transaction within two business days of the completion of any investment action.

Securities Filing Obligations:

Certain Designated Insiders, including directors and Section 16 Officers, may have individual reporting requirements under the Securities Exchange Act of 1934. The Company, in its sole discretion, may provide administrative and other support services for completing and/or filing applicable regulatory filings.

Exceptions:

The trading restrictions of this policy do not apply to the following:

●

Investing 401(k) plan contributions in a Company stock fund in accordance with the Company’s 401(k) plan. However, any changes in your investment election regarding the Company’s stock are subject to trading restrictions under this policy.

●

Purchasing Company stock through periodic, automatic payroll contributions to the Company’s Employee Stock Purchase Plan (“ESPP”). However, electing to enroll in the ESPP, making any changes in your elections under the ESPP and selling any Company stock acquired under the ESPP are subject to trading restrictions under this policy.

●

Exercising stock options granted under the Company’s stock option and equity incentive plans for cash or the delivery of previously owned Company stock. However, the sale of any shares issued on the exercise of Company-granted stock options and any cashless exercise of Company-granted stock options are subject to trading restrictions under this policy.

●

The vesting of restricted stock or restricted stock units, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock or restricted stock units. This policy does apply, however, to any market sale of restricted stock and restricted stock units.

10b5-1 Trading Plans

Eligible directors and employees may wish to establish a 10b5-1 Trading Plan under which transactions in Company securities may take place during a Blackout Period. However, the 10b5-1 Trading Plan may only be established during a non-Blackout Period and when the individual is not in possession of any material non-public information about the Company. Each 10b5-1 Trading Plan must be reviewed and approved at least one month in advance of any trades thereunder by the Compliance Officer. In addition, all modifications to a 10b5-1 Trading Plan, including termination before its natural expiration, are trading decisions subject to the pre-clearance procedures outlined above for Designated Insiders. Plan transactions that comply with a pre-approved trading plan will not require further pre-clearance at the time of the transaction. If you wish to establish a 10b5-1 Trading Plan, contact the Compliance Officer for approval. The Compliance Officer shall promptly notify the Chairman of the Board of the approval of any 10b5-1 Trading Plan.

Discussion and Disclosure of Company Information

Employees other than those expressly designated by the Company shall not discuss information about the Company, any subsidiary, affiliate, or business partner with the press, analysts, or other persons outside of the Company. This includes social media interactions and online content contributions.

Announcements of information regarding the Company, our subsidiaries, affiliates, and business partners may only be made by persons specifically authorized by the Company to make such announcements.

Securities Laws govern the nature and timing of such announcements to outsiders or the public, and unauthorized disclosure could result in substantial liability for you, the Company, our management, and others. Inquiries by any third party about such information should be directed to our Compliance Officer.

Your Responsibilities

The ultimate responsibility for complying with Securities Laws and this Policy rests with you. It can sometimes be difficult to know whether a potential transaction complies with the law or this Policy. When any doubt exists, you should assume that you possess material non-public information and refrain from trading in Company securities until you have consulted with the Compliance Officer.

Material Non-Public Information Related to Other Companies

In the course of normal business, you may obtain material non-public information about other companies, such as vendors, customers, competitors, and potential acquisition targets. You must keep this information confidential and are prohibited from trading in related securities while in possession of this information.

Household Members

You are responsible for ensuring that members of your household understand the rules regarding insider trading and comply with this Policy, including Scheduled Blackout Periods and Special Blackout Periods.

Questions and Assistance

In some cases, you may have questions about whether the information you possess may be considered material or if it has been made public. In these instances, you should seek assistance from the Compliance Officer.

Policy Violations

Failure to abide by applicable Securities Laws and this Policy may result in civil and criminal liabilities, as well as Company disciplinary action, up to and including termination of employment or other relationship with the Company.

In addition, a person who tips others may also be liable for transactions by the tippees to whom he or she has disclosed material non-public information. Tippers can be subject to the same penalties and sanctions as the tippees, and the Securities and Exchange Commission (“SEC”) has imposed large penalties even when the tipper did not profit from the transaction.

The SEC can also seek substantial civil penalties from any person who, at the time of an insider trading violation, "directly or indirectly controlled the person who committed such violation," which would apply to the Company and/or management and supervisory personnel. These control persons may be held liable for up to the greater of a certain fixed damage amount then in effect under applicable law or three times the amount of the profits gained or losses avoided. Even for violations that result in a small or no profit, the SEC can seek penalties from a company and/or its management and supervisory personnel as control persons.

Policy Enforcement

This Policy is enforced by the Compliance Officer with authority from the Board of Directors. The Compliance Officer may consult with the Company’s other officers and/or outside legal counsel. The Compliance Officer may designate one or more individuals who may perform the Compliance Officer’s duties in the event that the Compliance Officer is unable or unavailable to perform such duties.

The Compliance Officer is responsible for ensuring that:

●	this Policy is reviewed and updated, as appropriate;

●	pre-clearance requests are reviewed in a timely manner and documented in accordance with a pre- established procedure;
●	directors, employees, and contractors have been trained on this Policy; and

●	allegations of non-compliance or violation of this Policy are investigated.

Policy Application

This Policy applies to all our directors, employees, contractors, and part-time and temporary workers globally. This Policy also applies to immediate family members and those who share a household with someone otherwise subject to this Policy.

In addition, individuals who have recently departed from the Company or otherwise terminated a relationship with the Company will be expected to comply with the terms of this Policy for a minimum of 30 days after the date of departure or termination of the relationship or for the period of time during which such individuals are in possession of Inside Information until its public release and absorption by the securities market, whichever period is longer.